

Board of Directors

Parks! America, Inc.

1300 Oak Grove, Rd.

Pine Mountain, GA 31822

Gentlemen:

My name is Andrew Kuhn. My business partner, Geoff Gannon, and I run a hedge fund called Focused Compounding Fund, LP based out of Dallas, Texas.

Over the past couple weeks, we bought 17% of Parks! America through three separately negotiated transactions to acquire most of the shares owned by: James Elbaor, Nick Singer, and Nic Parks.

Geoff and I know that the sudden appearance of a 17% intruder among a company's shareholder list is always an anxiety inducing event for any board. We also know that this particular board has (based on your past experience) very specific and very legitimate reasons for being extra wary of outside investors. Nothing we can do or say is going to change that overnight. But, we're not going to be here for just an overnight.

Geoff and I would not have bought so many shares of such an illiquid stock at prices so far above market value if our intent was to dart in and out of the stock as quickly as the three shareholders we just bought from did.

We know it'll take time for you to come around to seeing us this way. But, we do hope to be a more permanent (and less aggravating) presence than the outsider shareholders you've dealt with in the past.

We did not buy 17% of Parks! America to cross an SEC filing threshold and make a public statement. We only bought such a high percentage of Parks! America's shares outstanding, because: 1) We're a concentrated fund – the few bets we do make are big ones, 2) Parks! America has a very small market cap, and 3) There were three holders of decent sized chunks of stock who were willing to sell out at a price we were willing to pay.

We're long-term investors, not short-term agitators. When we see a good investment, we buy as much of it as we can. We think Parks! America is a good investment. And 17% is as much of it as we could buy. So, we bought 17%.

Geoff and I aren't under any illusion that our 17% stake in your company entitles us to speak with management. We're well aware that nobody needs our support to be elected to the board. We bought this 17% stake as a minority investment and think of it as a minority investment.

However, I do want you to know that I'm always available to speak by phone or in person. Geoff and I are always eager to speak with any member of management, the board, representatives of the company, etc. anywhere you want to meet. If someone wants to meet in the smallest of towns in Missouri, Ohio, Georgia, or Texas – Geoff and I would be there literally tomorrow.

Although Geoff and I are always available if and when you want to talk, we're not going to badger someone with trying to get a discussion going they don't want to hear. And I can imagine – based on your past experiences – you don't want to hear anything right now.

Having said that, let me just give you an idea of where we're coming from and you can decide for yourself if there's enough common ground here to make a conversation worthwhile. Since we've never spoken to anyone on the inside, we can only guess at the board's long-term capital allocation plans based on your letter of intent to buy Aggieland Safari. Geoff and I were obviously blown away by the walkthrough portion of that park. It is honestly the nicest, newest "zoo" section of any of the half dozen or so animal safaris we've seen in our travels around the country. Other than the Aggieland purchase: all my partner and I know for sure is what we saw with our own eyes in Pine Mountain. You have a beautiful park in a beautiful location.

And no matter what I was doing in that park – whether it was hand feeding bison or being super surprised by a giraffe's big, black tongue flopping out – all I kept thinking to myself was: *"Wow, if I'm having this much fun doing this as an adult, I can't imagine how much fun I would've had as a kid."*

Based on that experience, I've got to think the board's focus is on doubling down on that Pine Mountain park by figuring out how to let as many kids as possible enjoy that park in as many different ways as possible. And I certainly hope the board is committed to steering clear of flirtations with new and different non-safari businesses and instead maintaining 110% focus on the slow, hard, and sometimes dull work of gradually and continually improving the beautiful business you've already built. I know Funtime's approach at Geauga Lake was to plow cash back into that park each and every year, always thinking of new and different park improvements to experiment with to keep families coming back year after year. (I was born in Dayton. But since I wasn't born till 1996, I never got the chance to see that park in its heyday).

We know you've got a board stacked with directors who are super knowledgeable about theme parks generally and animal safaris specifically. There's literally nothing we could tell you about how to run a successful animal safari that you don't already know. And we wouldn't try.

But what Geoff and I do know is how micro-cap investors think. We don't just run a hedge fund. We also run a value investing site. And we host a value investing podcast. We talk literally every day to the kind of micro-cap investors who – if they understood your business the way we understand your business – would be interested in a company like Parks! America.

As a result, we may be in a better position than most to understand why the reality of Parks! America as a business and the perception of Parks! America as a stock are often so far apart. There are reasons why you have sometimes attracted an outside shareholder base that probably isn't the one you're looking for and that probably doesn't share the time horizon over which you're basing your business decisions. That's a topic we'd be happy to discuss.

If you could detect even the smallest bit of common ground in anything I've said here, I do hope we'll have a chance to talk and one day meet.

If not: Geoff and I are patient and expect to be part owners of your business for a long time to come. We're confident our investment will work out, because we're confident a business that has been well-run till now will continue to be well-run whether or not anyone is interested in talking with us.

Thanks for your time.

Sincerely,

ANDREW KUHN

andrew@focusedcompounding.com

469-207-5844

[Copies of this letter were sent more or less simultaneously: 1) via email to those directors of Parks! America for whom I have email addresses, 2) via FedEx to the company's executive office address, and 3) to the SEC as part of a 13D filed by Focused Compounding Fund, LP]